





16021257

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 Mail Processing Section

JUN 01 2016

Washington DC
412

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69093

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2015 (MM/DD/YY) AND ENDING 03/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MOTILAL OSWAL SECURITIES INTERNATIONAL PRIVATE LIMITED

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Motilal Oswal Towers, Gokhale & Sayani Rd.
(No. and Street)

MUMBAI (City) INDIA (State) 400-025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James B Ahlfeld JAMES B. AHLFELD 914-844-5244 914-844-5244
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WITHIUM SMITH + BROWN
(Name – *if individual, state last, first, middle name*)

465 SOUTH STREET (Address) MORRISTOWN (City) N J (State) 07960 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


MOTILAL OSWAL SECURITIES INTERNATIONAL PRIVATE LIMITED

OATH OR AFFIRMATION

I, AJAY MENON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MOTILAL OSWAL SECURITIES INTERNATIONAL PRIVATE LIMITED, as of 23rd MAY, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Attested by me

PRAKASH H. DOOA
B.A.LL.B.
Advocate High Court,
Notary Government of India,
8, Kondaji Bldg. No. 3,
Behind Tata Hospital. Parel,
Mumbai-400012.

Notary Public

P. H. DOOA
Reg. No. 3771
Parel-Bhoiwada
Mahrashtra
NOTARY GOVERNMENT OF INDIA

MOTILAL OSWAL SECURITIES INTERNATIONAL PRIVATE LIMITED

Signature

Chief Compliance Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Motilal Oswal Securities International Private Limited

Financial Statements
and
Supplementary Information
Public Pursuant to Rule 17a-5(e) (3) of the
Securities Exchange Act of 1934

March 31, 2016

Motilal Oswal Securities International Private Limited

Table of Contents
March 31, 2016


withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of Motilal Oswal Securities International Private Limited

We have audited the accompanying statement of financial condition of Motilal Oswal Securities International Private Limited (the "Company"), as of March 31, 2016. This financial statement is the responsibility of Motilal Oswal Securities International Private Limited's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Motilal Oswal Securities International Private Limited as of March 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

May 26, 2016

WithumSmith+Brown, PC 465 South Street, Suite 200, Morristown, New Jersey 07960-6497 T (973) 898 9494 F (973) 898 0686 withum.com

Motilal Oswal Securities International Private Limited
STATEMENT OF FINANCIAL CONDITION
March 31, 2016

Assets		
Cash and cash equivalents	$ 575,359	
Prepaid Service tax	3,809	
Prepaid MAT entitlement	21,411	
Long Term Loan & Advances	44,504	
Due from Parent	41,042	
Deferred Taxes Receivable	18,677	
Prepaid expenses and other assets	12,330	
Total Assets		$ 717,132
Liabilities and Shareholder's Equity		
Liabilities		
Accrued expenses	53,165	
Total Liabilities		$ 53,165
Shareholder's Equity		
Common stock, $0.2028 par value		
10,000,000 authorized, 4,569,200 shares issued & outstanding	926,944	
Accumulated deficit	(58,784)	
Accumulated other comprehensive loss	(204,193)	
Total Shareholder's Equity		663,967
Total Liabilities and Shareholder's Equity		$ 717,132

The accompanying notes arean integral part of this financial statement.

NOTE 1 - DESCRIPTION OF BUSINESS

Motilal Oswal Securities International Private Limited (the "Company") is a corporation formed under Indian law and is a wholly owned subsidiary of Motilal Oswal Securities Limited, (the "Parent") a brokerage firm located in India and registered with Securities and Exchange Board of India (SEBI), National Stock Exchange (NSE) and Bombay Stock Exchange (BSE). The Company's principal place of business is in Mumbai, India. The Company acts as a broker dealer for US institutional investors and institutional investors, as defined in Rule 15a-6, transmitting orders in foreign equity to its Parent. The Company also distributes research prepared by the Parent to such major US institutional investors and serve as a "chaperoning" broker dealer pursuant to Rule 15a-6 (a)(3).

The Company was approved as a US FINRA registered broker-dealer on January 4, 2013.

The Company is a member of Financial Industry Regulatory Authority (FINRA) and Securities Investors Protection Corporation (SIPC).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Cash and Cash Equivalents

The Company considers highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash and cash equivalents.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The Company's operating cash account is maintained in Indian Rupees and is not subject to Federal Deposit Insurance Corporation (FDIC) rules and regulations. The cash balance is subject to currency fluctuations vs the US DOLLAR (USD).

(b) Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The financial statements were prepared using the USD.

(c) Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, prepaid expenses, accounts receivable, other receivables and accrued expenses approximate their fair values based on their contracted values and the short-term maturity of these instruments.

(d) Income Taxes

The Company files tax returns in India and is subject to income tax examination by the taxing jurisdiction. Additionally, the Company is required to file taxes in the U.S. and is subject to certain minimum taxes. The Company had no uncertain tax positions at March 31, 2016, and there were no tax related penalties or interest for the year reported in these financial statements.

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

(e) Concentration, Risk and Credit Risk

All of the Company's Advisory fee income was received from its Parent. Additionally, activity conducted in foreign countries subjects the Company to unpredictable changes or disruptions due to economic, political, or legal issues.

(f) Revenue and Expense Recognition

The Company serves as a "chaperoning" broker dealer pursuant to Rule 15a-6(a)(3). The Company earns fees from its Parent in accordance with the related service level agreement. The Company will not receive any compensation directly from US clients, and the Company will disclose to its clients that it will receive remuneration for its services from the Parent.

(g) Foreign Currency

Results of operations have been translated from its local currency, Indian Rupees to the U.S.dollar using average exchange rates during the period, while assets and liabilities are translated at the exchange rate at the reporting date. Gains and losses resulting from translating foreign currency financial statements are reported as accumulated other comprehensive loss and are shown as a separate component of stockholder's equity.

Foreign currency losses are included in the Statement of income and comprehensive loss in the amount of $2,329 for the year ended March 31, 2016 and are included in Other General Administrative expenses.

(h) Prepaid Taxes

In accordance with the Indian income tax laws applicable to the Company, certain taxes have been withheld and provided to the government and are reflected as prepaid taxes on the statement of financial condition.

NOTE 3 – NET CAPITAL REQUIREMENTS.

The Company is subject to SEC Uniform Net Capital rule (SEC rule 15c3-1) and has elected to operate under paragraph (a)(i)(ii), which requires the maintenance of minimum net capital of the greater of $250,000 or two percent of aggregate indebtedness items. At March 31, 2016, the Company had net capital of $412,354 which was $162,354 in excess of its required net capital of $250,000.

NOTE 4 – RELATED PARTY TRANSACTIONS.

The Company has certain transactions with its Parent. Had the Company transacted as an unaffiliated entity, the financial position and results of operations could differ from those reflected herein.

The Company received from its Parent approximately $311,000 in the form of Advisory Fees for the year ended March 31, 2016. As of March 31, 2016, The Company is owed $41,042 of Advisory Fees.

The Company paid rent to the Parent Rent of approximately $11,000 and Business Support Fees of approximately $2,800 during the period ended March 31, 2016.

NOTE 5 – COMMITMENT

The Company is obligated under an operating lease for office space in Mumbai, India which expires June 30, 2019.

Future minimum annual lease payments under this operating lease are as follows:

Years Ending March 31,	
2016	$11,496
2017	11,000
2018	11,000
2019	7,333
	$40,829

Rent expense for the year ended March 31, 2016 amounted to approximately $11,000 under this lease.

NOTE 6 – INCOME TAXES

The provision for income taxes consists of the following for the period ended March 31, 2016:

Current expense	$4,604
Deferred expense	8,052
Provision (benefit) for income taxes	$12,656

The Company's total deferred tax assets and liabilities at March 31, 2016 are as follows:

Deferred tax assets	$18,677
Valuation allowance	----
	$18,677
Deferred tax liabilities	----
Net deferred income tax asset	$18,677

A valuation allowance is not deemed necessary as The Company expects to receive the full benefit of the deferred tax asset.

As of March 31, 2015 the Company had start up expenses of approximately $87,000 that will be written off for tax purposes over the next three years and an accrual for retirement benefits will be approximately $4,000.

NOTE 7 – EXEMPTION FROM RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (i).